

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

<u>Via E-Mail</u>
Terry L. Stevens
Vice President and Chief Financial Officer
Highwoods Properties, Inc.
3100 Smoketree Court, Suite 600
Raleigh, NC 27604

      Re: Highwoods Properties, Inc.
             Form 10-K for fiscal year ended December 31, 2010
             Filed February 9, 2011
             File No. 1-13100
             Highwoods Realty Limited Partnership
             Form 10-K for fiscal year ended December 31, 2010
             Filed February 9, 2011
             File No. 0-21731

Dear Mr. Stevens:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require. Please note the above language pertains to our reviews of both the company and your operating partnership.

                       Sincerely,

                       /s/ Kevin Woody

                       Kevin Woody
                       Accounting Branch Chief